



America needs clean battery recycling. We built it.

Ace Green Recycling

American battery recycling is broken. Many traditional furnace-based recyclers have closed in the past few years, and more could shut down, while imports surge, leaving a 500,000-tonne gap that needs to be filled. We're fixing that with our ACE Green zero-emission battery recycling technology.



Invest Now

$200.00	$200.00
Share Price	Min Investment

SEC Filings Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Circulate Capital Portfolio Spotlight: ACE Green...
ACE Green
Recyclin
CIRCULATE CAPITAL
ACE Green Recycling

Opportunity

Here's what's happening in battery recycling right now, and why it matters.

Our Vision

Our battery recycling process runs at room temperature using electricity instead of burning fossil fuels, which means no Scope 1 carbon emissions and no toxic waste generation. The water system works in a closed loop and recycles everything, releasing oxygen as a byproduct instead of CO_2. Regulators don't shut down facilities that don't create the problems they're trying to prevent.

We recover over 99% battery-grade lead and upto 80% lithium carbonate, compared to traditional smelters that typically hit 95-97% on lead and struggle with lithium entirely. Better recovery rates translate directly to more revenue per tonne of batteries we process.

Facilities can start at 5,000 tonnes per year and add modules as demand grows. In most markets, traditional smelters need 50,000+ tonnes just to justify the capital investment, which means they can't economically serve smaller regional markets. Our approach lets us go where they can't.

Invest →



Higher Recovery Rates Mean Better Economics
Zero Emissions, Zero Toxic Waste
Modular Design That Actually Scales
Built for Both Lead and Lithium
Safer Working Conditions

Market Opportunity

About 86% of refined lead goes into batteries. These batteries power everything from cars to backup power systems. Lead-acid batteries still dominate the automotive market, even in hybrids and EVs, because they handle starting, lighting, and ignition better than the alternatives.

Right now, the market remains small because most lithium batteries have not yet reached the end of their useful life. That changes quickly, though. EV adoption is accelerating. Do the math, and you see where this goes. The US government added lithium to the list of critical minerals. There's a real push to build domestic lithium battery supply chains and reduce dependence on Asian processing.

Global market
$30B
14 million metric tonnes annually
Recycling segment
$22.3B
by 2030
US consumption
1.8M
tonnes per year

Invest →



Reasons to Invest

Solving a Real Infrastructure Problem

US battery recycling capacity has decreased by 20%, with four smelters having closed. At the same time, demand has increased, yet no new smelters have emerged. We're addressing this gap with our low-emission technology

Already Generating Revenue

$25.4 million in FY 2025. The Texas facility is expected to reach profitability in 2027.

Protected Technology Platform

128 patent filings for our process create real barriers to entry for competitors and help protect freedom to operate

Partnerships Already in Place

Glencore signed a 15-year offtake deal. OM Commodities and Gold Star supply our Texas batteries. Volvo and BMW have sent us theirs as well in our India plant.

Revenue
FY 2025
$25.4M
Licensing deals alone
Recurring annual profit contracted
~$2M
From licensing and partnerships annually
Revenue mix
Shifting toward owned operations
From supply chain and trading

Invest →



Invest Now

About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.



BUSINESS OVERVIEW

Ace Green Recycling is building a global, environmentally sustainable battery recycling platform that recovers critical metals including lead, lithium, and graphite. Leveraging proprietary




About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 **BUSINESS OVERVIEW**

Ace Green Recycling is building a global, environmentally sustainable battery recycling platform that recovers critical metals including lead, lithium, and graphite. Leveraging proprietary GREENLEAD® and LithiumFirst® technologies, the company operates commercial and pilot facilities across India and Taiwan, with additional deployments planned in the U.S., Thailand, and Armenia. Ace Green's modular approach allows scalable, capital-efficient facilities that can operate profitably at both small and large volumes. The company generates revenue through three synergistic streams: operating recycling facilities, licensing proprietary technology, and supply chain and trading partnerships.



↗ Growing
US scrap battery availability

↘ Shrinking
Smelter capacity

⊢⊣ Result
Widening supply-demand gap

🗂 **TRACTION & MILESTONES**

We're not starting from zero. Our technology is deployed and generating revenue. Here's where things stand.

Most of our historical revenue came from supply chain and trading activities that funded technology development along the way and helped us build relationships, establish market credibility and source corporate customers. That mix changes substantially as our Texas facility reaches full capacity. Current licensing and partnership facilities are generally 10 to 15 year agreements which expect to generate about $2 million in annual profit, and that number grows as new deployments are finalized and reach steady-state production over the next 18-24 months.

🛒 **BUSINESS MODEL**

We have three revenue streams running right now. The mix is shifting from trading toward owned operations.

Ace Green operates a diversified, capital-efficient business model that generates revenue through three complementary streams: recycling operations, technology licensing, and supply chain and trading partnerships. Its proprietary





🛒 BUSINESS MODEL

We have three revenue streams running right now. The mix is shifting from trading toward owned operations.

Ace Green operates a diversified, capital-efficient business model that generates revenue through three complementary streams: recycling operations, technology licensing, and supply chain and trading partnerships. Its proprietary GREENLEAD® and LithiumFirst® technologies are deployed in modular facilities, allowing profitable operations at both small and large scales while minimizing upfront capital requirements. This integrated approach ensures predictable cash flow, scalable growth, and long-term market positioning in the rapidly expanding battery recycling industry.



90%
Owned Facilities
Revenue from owned operations

5%
Licensing & JV
Projected revenue after Texas launch

5%
Supply Chain & Trading
Of total revenue in a long term

Our Team



Spent 19 years in recycling and global commodities trading. He ran Asia Pacific and Middle East operatio... Read more

Nishchay Chadha
CEO



Brings 26 years in finance, M&A, and business development. Previously served as CFO at RDT Inc and Quant... Read more

Teodoro Alban
CFO



Has focused on battery recycling technology for 12 years now. PhD in Mechanical Engineering from Texas A... Read more

Vipin Tyagi
CTO



Three decades in metals and refining. Former VP of Operations at Gopher Resource and Director of Operati... Read more

Rick Stollsteimer
SVP Operations

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.



📈	💲	📉	🚚
$25,445,000.00	$1,592,000.00	$220,000.00/mo	36 months
Revenue	Cash in Hand	Burn Rate	Runway

🗄	📄	👥	🏷
$8,274,000.00	$1,078,000.00	48	56
Assets	Debt	Employees	Customers



Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

◷ **Term** ⟩ Overview of offering structure and key investment details.	
⚖ **Valuation** ⟩ Company value guiding investment terms and security type.	
◉ **Use of Proceeds** ⟩ How the company plans to use raised funds.	
◷ **SEC Filings** ⟩ Access full regulatory filings for complete offering details.	

Terms

Security Type
Equity

Security Price
$200.00

Min Investment
$200.00

Raise Target
$10,000.00 –
$5,000,000.00

Up to $5,000,000.00 in Common Stock at $200.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 50 shares of Common Stock
Offering Maximum: $5,000,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $200.00 per Share
Minimum Investment Amount (per investor): $200.00 | 5 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $200.00. The Company must reach its Target Offering Amount of $10,000.00 by April 30th, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investor FAQs

Investment Process

How do I create an account and start investing? ⌄

What information do I need to provide? ⌄

What payment methods are accepted? ⌄

When is my investment actually finalized? ⌄

Can I cancel my investment after I make it? ⌄

Understanding the Raise

Where can I find details about Ace Green Recycling Inc.'s financials and valuation? ⌄

What types of securities am I buying (equity, SAFE, debt, etc.)? ⌄

What happens if we don't reach our minimum funding target? ⌄

Where can I learn more about this raise? ⌄

Risks & Returns

What are the risks of investing in early-stage opportunities? ⌄

When and how could I see a return on my investment? ⌄

Is my investment liquid? Can I sell my shares? ⌄

After Investing

What happens to my money after the raise ends? ⌄

How do I track my investment over time? ⌄

What happens if we don't reach our minimum funding target?   ⌄

Where can I learn more about this raise?   ⌄

Risks & Returns

What are the risks of investing in early-stage opportunities?   ⌄

When and how could I see a return on my investment?   ⌄

Is my investment liquid? Can I sell my shares?   ⌄

After Investing

What happens to my money after the raise ends?   ⌄

How do I track my investment over time?   ⌄

Will I receive updates from Ace Green Recycling Inc. on my investment?   ⌄

Are there tax implications resulting from my investment?   ⌄

Compliance & Security

Is my personal and financial information secure?   ⌄

What happens if I run into an issue with my investment?   ⌄

LinkedIn	Instagram
Facebook	X

Quick Links
Invest
About Us
Investor FAQs
Company FAQs
Resource Center
Contact Us

Products
Crowdfunding Marketplace
Transfer Agent Services
Cap Table Management
InvestLink
Special Purpose Vehicle

